Page 1 of 26

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K

             (Mark One)

             (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended                  December 31, 1997
                               --------------------------------------------

                                          OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                     to
                               -------------------    ---------------------

Commission File Number                             1-3437-2
                       ----------------------------------------------------

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SAVINGS PLAN FOR EMPLOYEES OF AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES

B: Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                  AMERICAN WATER WORKS COMPANY, INC.
                  1025 LAUREL OAK ROAD
                  VOORHEES, NEW JERSEY    08043





                                                                  Form 11-K
                                                                     Page 2
                                    INDEX


                                                                       PAGE
Signature                                                                3

Report of Independent Accountants                                   6 to 7

Audited Plan Financial Statements and Schedules
  Prepared in Accordance With The Financial Reporting
  Requirements of ERISA                                            8 to 25

Exhibit Index                                                           26




























                                                                  Form 11-K
                                                                    Page 3

SIGNATURE
----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    AMERICAN WATER WORKS COMPANY, INC.
                                    AND ITS DESIGNATED SUBSIDIARIES






Date June 26, 1998                   \s\ Robert D. Sievers
------------------                   --------------------------------------
                                         Robert D. Sievers
                                         Member, Retirement Plan Committee



















                                                                  Form 11-K
                                                                     Page 4


                         SAVINGS PLAN FOR EMPLOYEES OF

                      AMERICAN WATER WORKS COMPANY, INC.

                       AND ITS DESIGNATED SUBSIDIARIES

                             Financial Statements
                                     and
                            Additional Information

                               December 31, 1997




























                                                                  Form 11-K
                                                                     Page 5

                          SAVINGS PLAN FOR EMPLOYEES OF

                        AMERICAN WATER WORKS COMPANY, INC.

                         AND ITS DESIGNATED SUBSIDIARIES


                                 Table of Contents

FINANCIAL STATEMENTS:                                                  PAGE

  Report of Independent Accountants                                    6-7

  Statement of Net Assets Available for Benefits,
    with Fund Information as of December 31, 1997                      8-9

  Statement of Net Assets Available for Benefits,
    with Fund Information as of December 31, 1996                     10-11

  Statement of Changes in Net Assets Available for
    Benefits, with Fund Information for the
    Year Ended December 31, 1997                                      12-13

  Statement of Changes in Net Assets Available for
    Benefits, with Fund Information for the
    Year Ended December 31, 1996                                      14-15

  Notes to Financial Statements                                       16-22

  Additional Information*

  Schedule I- Schedule of Assets Held for Investment
  Purposes at December 31, 1997                                          23

  Schedule II - Schedule of Reportable Transactions for
    the Year Ended December, 31, 1997                                 24-25

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
                                                                  Form 11-K
                                                                     Page 6


                        REPORT OF INDEPENDENT ACCOUNTANTS


To:  The Participants and Administrator
     of the Savings Plan for Employees of
     American Water Works Company, Inc.
     and Its Designated Subsidiaries


    In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the "Plan") at December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing

                                                                  Form 11-K
                                                                     Page 7

procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 16, 1998

































                                                                  Form 11-K
                                                                     Page 8
                  SAVINGS PLAN FOR EMPLOYEES OF

                AMERICAN WATER WORKS COMPANY, INC.

                 AND ITS DESIGNATED SUBSIDIARIES

          Statement of Net Assets Available for Benefits,
                       with Fund Information


                         December 31, 1997
---------------------------------------------------------------------------

                                          Index        Fixed       Company        Small
                            Index         Bond         Income      Stock     Capitalization   Loan
                            Fund          Fund         Fund        Fund           Fund        Fund          Total
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
ASSETS

Investments,
  at current value:
  Registered
   investment companies  $18,620,254   $3,606,747   $   --       $   --        $1,359,538   $   --       $23,586,539
  Collective
   income fund                --           --        4,603,248       --            --           --         4,603,248
  Common stock                --           --           --        23,966,955       --           --        23,966,955
  Participants' loans
   receivable                 --           --           --           --            --          950,207       950,207
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
  Total investments       18,620,254    3,606,747    4,603,248    23,966,955    1,359,538       --        53,106,949

  Employer's
   contribution
   receivable                 --           --           --           190,074       --            --          190,074
  Participants'
   contributions
   receivable                294,163       71,057       87,552       193,848       46,984        --          693,604
  Accrued income             249,773       19,352       --           161,575       76,134      950,207       506,834


                                                                  Form 11-K
                                                                     Page 9

                                          Index         Fixed      Company       Small
                            Index         Bond         Income      Stock     Capitalization     Loan
                            Fund          Fund         Fund        Fund          Fund           Fund         Total
                         -----------   ----------   ----------   -----------   -----------   ----------   -----------
Cash and cash
  equivalents
                               5,988        1,111        1,418         7,385           419       --            16,321
                         -----------   ----------   ----------   -----------   -----------   ----------   -----------

Net assets available
  for benefits           $19,170,178   $3,698,267   $4,692,218   $24,519,837   $ 1,483,075   $  950,207   $54,513,782
                         ===========   ==========   ==========   ===========   ===========   ==========   ===========


The accompanying notes are an integral part of these financial statements.























                                                                  Form 11-K
                                                                    Page 10
                   SAVINGS PLAN FOR EMPLOYEES OF

                 AMERICAN WATER WORKS COMPANY, INC.

                  AND ITS DESIGNATED SUBSIDIARIES

           Statement of Net Assets Available for Benefits,
                       with Fund Information

                         December 31, 1996
---------------------------------------------------------------------------

                                          Index        Fixed       Company       Small
                            Index         Bond         Income      Stock     Capitalization     Loan
                            Fund          Fund         Fund        Fund           Fund          Fund          Total
                         -----------   ----------   ----------   -----------   ----------    ----------   -----------
ASSETS

Investments,
 at current value:

  Money market fund      $    --       $      118   $   --       $       152   $   --        $   --       $       270
  Registered investment
   companies              11,544,070    2,786,153       --            --          583,784        --        14,914,007
  Collective
   income fund                --           --        3,599,003        --           --            --         3,599,003
  Common stock                --           --           --        14,157,123       --            --        14,157,123
  Participants' loans
   receivable                 --           --           --             --          --           328,956       328,956
                         -----------   ----------   ----------    ----------   ----------    ----------   -----------
Total investments         11,544,070    2,786,271    3,599,003    14,157,275      583,784       328,956    32,999,359

  Employer's
   contribution
   receivable                 --           --           --           180,629       --            --           180,629
  Participants'
   contributions
   receivable                258,433      70,979        88,765       184,901       36,213        --           639,291
  Accrued income             268,233      15,458        --               135       44,950        --           328 776


                                                                  Form 11-K
                                                                    Page 11

                                         Index        Fixed       Company        Small
                            Index        Bond         Income       Stock     Capitalization    Loan
                            Fund         Fund         Fund         Fund          Fund          Fund         Total
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
Cash and cash
  equivalents
                               8,771        1,989        3,179         8,164          125        --           22,228
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------

Net assets available
  for benefits           $12,079,507   $2,874,697   $3,690,947   $14,531,104   $  665,072   $  328,956   $34,170,283
                         ===========   ==========   ==========   ===========   ==========   ==========   ===========


The accompanying notes are an integral part of these financial statements.
























                                                                  Form 11-K
                                                                    Page 12
                 SAVINGS PLAN FOR EMPLOYEES OF

               AMERICAN WATER WORKS COMPANY, INC.

               AND ITS DESIGNATED SUBSIDIARIES

   Statement of Changes in Net Assets Available for Benefits,
                    with Fund Information

            For the Year Ended December 31, 1997
---------------------------------------------------------------------------

                                          Index        Fixed       Company        Small
                             Index        Bond         Income      Stock     Capitalization    Loan
                             Fund         Fund         Fund        Fund           Fund         Fund         Total
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
Additions to net assets
 attributed to:
  Investment income
   Interest and
     dividends           $     1,165   $      299   $      288    $ 590,769   $        85   $   --       $   592,606
   Net appreciation
     in fair value of
     investments           4,284,835      289,713      243,894    5,468,016       220,241       --        10,506,699
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
                           4,286,000      290,012      244,182    6,058,785       220,326       --        11,099,305
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
  Contributions
   Employer                   --           --           --        2,313,138        --           --         2,313,138
   Employer
    reimbursements
    of administrative
    expenses                  --           --           40,023        --            8,075       --            48,098
   Participants            3,641,157      709,063    1,047,000    2,219,237       628,205       --         8,244,662
   Rollovers from other
    qualified plans           23,358        5,274       20,890      100,046        18,714       --           168,282
   Loan repayments
    from participants        148,425       40,172       56,432      123,388        12,212     (380,629)       --
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
                           3,812,940      754,509    1,164,345    4,755,809       667,206     (380,629)   10,774,180

                                                                  Form 11-K
                                                                    Page 13

                                          Index        Fixed       Company        Small
                            Index         Bond         Income      Stock     Capitalization    Loan
                            Fund          Fund         Fund        Fund           Fund         Fund         Total
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------

                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
Total additions            8,098,940    1,044,521    1,408,527   10,814,594       887,532     (380,629)   21,873,485
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------

Deductions from net
 assets attributed to:
  Participants' benefits     617,952      127,637      200,149       503,753       37,088      --          1,486,579
  Loan to participants       390,317       93,314      170,794       322,108       25,347   (1,001,880)       --
  Administrative expenses       --           --         36,313         --           7,094      --             43,407
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------

Total deductions           1,008,269      220,951      407,256       825,861       69,529   (1,001,880)    1,529,986
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------
Net increase               7,090,671      823,570    1,001,271     9,988,733      818,003      621,251    20,343,499

Net assets at beginning
  of year                 12,079,507    2,874,697    3,690,947    14,531,104      665,072      328,956    34,170,283
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------
Net assets at end of
  year                   $19,170,178   $3,698,267   $4,692,218   $24,519,837  $ 1,483,075   $  950,207   $54,513,782
                         ===========   ==========   ==========   ===========  ===========   ==========   ===========

The accompanying notes are an integral part of these financial statements.











                                                                  Form 11-K
                                                                    Page 14
               SAVINGS PLAN FOR EMPLOYEES OF

             AMERICAN WATER WORKS COMPANY, INC.

              AND ITS DESIGNATED SUBSIDIARIES

   Statement of Changes in Net Assets Available for Benefits,
                    with Fund Information

             For the Year Ended December 31, 1996
---------------------------------------------------------------------------

                                          Index        Fixed       Company        Small
                             Index        Bond         Income      Stock     Capitalization    Loan
                             Fund         Fund         Fund        Fund           Fund         Fund         Total
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
Additions to net assets
 attributed to:
  Investment income
   Interest and
     dividends           $    2,396    $    1,358   $    2,320   $   383,296   $    --      $    --      $   389,370
   Net appreciation
     in fair value of
     investments           1,945,487      199,840      194,762       757,377       45,650        --        3,143,116
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
                           1,947,883      201,198      197,082     1,140,673       45,650        --        3,532,486
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
  Contributions
   Employer                   --           --           --         2,360,144         --          --        2,360,144
   Participants            3,385,030      837,877    1,352,596     2,591,205      620,027        --        8,786,735
   Rollovers from other
    qualified plans          171,358        5,002        6,392        99,551        3,408        --          285,711
   Loan repayments
     from participants        43,322       14,375       20,540        43,266        3,334     (124,837)       --
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
                           3,599,710      857,254    1,379,528     5,094,166      626,769     (124,837)   11,432,590
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
Total additions            5,547,593    1,058,452    1,576,610     6,234,839      672,419     (124,837)   14,965,076
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------

                                                                  Form 11-K
                                                                    Page 15

                                          Index        Fixed       Company        Small
                             Index        Bond         Income      Stock     Capitalization    Loan
                             Fund         Fund         Fund        Fund           Fund         Fund         Total
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------

Deductions from net
 assets attributed to:
  Participants' benefits     215,364       41,769      112,798       180,355        3,158       --           553,444
  Loans to participants      148,817       37,219       56,990       103,138        4,189     (350,353)        --
  Administrative expenses       --            785        --            --           --          --               785
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------

Total deductions             364,181       79,773      169,788       283,493        7,347     (350,353)      554,229
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
Net increase               5,183,412      978,679    1,406,822     5,951,346      665,072      225,516    14,410,847

Net assets at
  beginning of year        6,896,095    1,896,018    2,284,125     8,579,758        --         103,440    19,759,436
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
Net assets at end of
  year                   $12,079,507   $2,874,697   $3,690,947   $14,531,104   $  665,072   $  328,956   $34,170,283
                         ===========   ==========   ==========   ===========   ==========   ==========   ===========

The accompanying notes are an integral part of these financial statements.














                                                                  Form 11-K
                                                                    Page 16
                         SAVINGS PLAN FOR EMPLOYEES OF

                       AMERICAN WATER WORKS COMPANY, INC.

                        AND ITS DESIGNATED SUBSIDIARIES

                         Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN
----------------------------

    The following description of the American Water Works Company, Inc. and Its Designated Subsidiary Companies (the "Company") Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

    The Plan is a defined contribution 401(k) savings plan covering substantially all full-time employees of the Company who have completed six months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
("ERISA").

Contributions
-------------

    Participants may contribute up to 10% of their annual compensation up to $150,000 for the years ended December 31, 1997 and 1996, as defined in the Plan. Effective January 1, 1996, the Company began matching 45% of the first 4% of participant contributions. For participant contributions received after January 1, 1998, the Company will match 50% of the first 4% of participant contributions. All matching contributions are invested in Company common stock. In the event of certain circumstances, the Company may contribute additional amounts. Forfeitures, if any, are used to reduce the Company's future contributions to the Plan.


                                                                  Form 11-K
                                                                    Page 17

Participant Accounts
--------------------

    On January 1, 1996, a fifth investment option, the Vanguard Index Trust-Small Capitalization Stock Fund, was added for participants' contributions to the Plan. With the exception of the Company's contributions to the Plan, each participant may elect to have their contributions invested in any combination of five investment options in multiples of 1% up to a maximum of 10%. Each participant's account is credited with their contributions and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan. Benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

     Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of Company contributions plus actual earnings thereon is based on years of continuous service. A participant is fully vested in Company contributions and earnings thereon after five years of credited service.

Investments Options
-------------------

     Participants may direct their contributions among any of the following investment options:

1.  Vanguard Institutional Index Fund - Invests primarily in common stocks.

2. Vanguard Bond Index Fund - Invests in high grade corporate and/or government bonds of varying maturities.

3. American Express Trust Income Fund III - Invests in a diversified pool of insurance and bank investment contracts. The Fund also invests in short-term investments.


                                                                  Form 11-K
                                                                    Page 18

4. American Water Works Company, Inc. Stock - Funds are invested in common stock of American Water Works Company.

5. Vanguard Index Trust Small Capitalization Fund - Invests primarily in common stocks of small domestic companies.

Payment of Benefits
-------------------

    Participants may, upon attaining 59 1/2 years of age, elect to withdraw all or a portion of the value of their account. Upon termination of service for any reason, participants may elect to withdraw the value of their account, roll that account value over into a qualified plan or individual retirement account, or defer this distribution until age 65. In all cases, unless earlier withdrawn, participants will receive the balance in their account upon the earlier of attaining age 65 if not then working for the Company, retirement after reaching age 65, death or total disability. Participants may elect to receive a lump sum amount equal to the value of their account, an annuity, or a combination of both.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
---------------------------------------

Basis and Presentation
----------------------

     The financial statements are presented on the accrual basis of accounting.

Use of Estimates
----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.




                                                                  Form 11-K
                                                                    Page 19

Valuation of Investments
------------------------

    Plan investments are stated at fair value. The Company stock is valued at its quoted market price on the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Collective income funds are valued by the fund sponsor based on quoted market prices of the underlying investments. Participants' loans receivable is valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions
-------------

    Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

Benefit Obligations
-------------------

    Benefit obligations for persons who have withdrawn from participation in the Plan are $69,421 at December 31, 1997 and $26,143 at December 31, 1996 and are recognized in the Plan financial statements when paid.

NOTE 3 - INVESTMENTS
--------------------

     The Plan's investments are held in trust by The First National Bank of Boston. The following table presents the Plan's investment at December 31, 1997 and 1996.






                                                                  Form 11-K
                                                                    Page 20

                                               December 31, 1997             December 31, 1996
                                          ---------------------------   ---------------------------
                                          Shares/units      Value       Shares/units      Value
                                          ------------   ------------   ------------   ------------
Investments at current value based on
 quoted market price

    Money market fund:
      Dreyfus Government Cash
        Management Fund                   $     --       $     --       $        270   $        270

    Registered investment companies:
      Vanguard Index Trust-Small
        Capitalization Stock Fund               57,586      1,359,538         28,857        583,784

      Vanguard Bond Market Portfolio           357,458      3,606,747*       283,146      2,786,153*

      Vanguard Institutional Index Fund        207,908     18,620,254*       167,646     11,544,070*

    Collective income funds:
      American Express Trust Income
       Fund III                                357,784      4,603,248*        84,752      3,599,003*

    Common stock:
      American Water Works Company, Inc.       877,509     23,966,955*       686,406     14,157,123*

    Participants' loans receivable                            950,207                       328,956
                                                          -----------                   -----------

    Total investments                                     $53,106,949                   $32,999,359
                                                          ===========                   ===========

   *Represents those investments in excess of 5% of Plan net assets.






                                                                  Form 11-K
                                                                    Page 21

    During 1997 and 1996, the Plan's investments (including investments bought, sold and held during the years then ended) appreciated in value by $10,506,699 and $3,143,116 as follows:

                                   Year Ended               Year Ended
                               December 31, 1997        December 31, 1996
                               -----------------        -----------------
Registered investment
 companies                       $ 4,794,789                $2,190,977

Collective income funds              243,894                   194,762

Common stock                       5,468,016                   757,377
                                 -----------                ----------
Net change in fair value         $10,506,699                $3,143,116
                                 ===========                ==========


NOTE 4 - PARTICIPANT LOANS
--------------------------

    Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their contributions to the Plan including earnings thereon. Loans are generally for a period not to exceed five years, payable in equal monthly installments, secured by the balance in the participant's account, and bear interest at a rate of prime plus 1%. If the participant uses the proceeds to acquire their primary personal residence, the loan may be for a period not to exceed thirty years. Participant loans withdrawn from the Plan totaled $1,001,880 and $350,353 in 1997 and 1996 respectively. Repayments of loans to the Plan totaled $380,629 and $124,837 in 1997 and 1996, respectively.






                                                                  Form 11-K
                                                                    Page 22

NOTE 5 - HARDSHIP WITHDRAWALS
-----------------------------

    Participants under age 59 1/2 may withdraw all or part of their contributions (excluding earnings) only under certain hardship conditions. A hardship withdrawal can only be requested after withdrawal of all rollover contributions and any loans available under the Plan have been obtained. Hardship withdrawals cannot be returned to the Plan and contributions cannot be made to the Plan for 12 months after a hardship withdrawal has been made.

NOTE 6 - ADMINISTRATIVE EXPENSES
--------------------------------

    Although it has no obligation to do so, the Company pays substantially all administrative expenses of the Plan.

NOTE 7 - PLAN TERMINATION
-------------------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 - FEDERAL INCOME TAX STATUS
-----------------------------------

    The Internal Revenue Service has determined and informed the Company by a letter dated April 15, 1995, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code and are, therefore, not subject to tax under present income tax law. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.





                                                                  Form 11-K
                                                                    Page 23
                                  SCHEDULE I

                         SAVINGS PLAN FOR EMPLOYEES OF

                      AMERICAN WATER WORKS COMPANY, INC.

                        AND ITS DESIGNATED SUBSIDIARIES

                   Item 27a Form 5500 - Schedule of Assets
                         Held for Investment Purposes

                               December 31, 1997
---------------------------------------------------------------------------

Shares/Units            Issue                        Cost         Value
------------          --------                    -----------   -----------
             Registered investment companies:

  57,586       Vanguard Index Trust-Small
                Capitalization Stock Fund           1,330,403     1,359,538

 357,458       Vanguard Bond Market Portfolio       3,519,701     3,606,747

 207,908       Vanguard Institutional Index Fund   14,930,741    18,620,254

             Collective income fund:

               American Express Trust
 357,784        Income Fund III                     4,353,778     4,603,248

             Common stock:

 877,509       American Water Works Company, Inc.  18,539,688    23,966,955

             Participants' loans receivable           950,207       950,207
                                                  -----------   -----------
                                                  $43,624,518   $53,106,949
                                                  ===========   ===========



                                                                  Form 11-K
                                                                    Page 24
                             SCHEDULE II

                    SAVINGS PLAN FOR EMPLOYEES OF
                  AMERICAN WATER WORKS COMPANY, INC.
                   AND ITS DESIGNATED SUBSIDIARIES

       Line 27d Form 5500 - Schedule of Reportable Transactions

                For the Year Ended December 31, 1997

 (Individual or series of transactions in one issue aggregating 5% or more of the value of Plan assets as of December 31, 1996)
-------------------------------------------------------------------------



Identity                                                                      Current Value
of Party                      Number of   Purchase      Sales      Cost of    on Transaction    Net
Involved     Description    Transactions    Price      Proceeds     Assets        Date        Gain/(Loss)
--------   ---------------  ------------  ----------  ----------  ----------  --------------  -----------

Dreyfus   Dreyfus
 Funds     Government Cash
           Management Fund      102       $7,636,725  $   --      $   --      $    7,636,725  $       --
                                 67           --       7,633,652   7,633,652       7,633,652          --

American
 Water
 Works    American Water Works
 Company   Company, Inc.
 Inc.      Common Stock          57        5,461,521      --          --           5,461,521          --
                                 40           --       1,009,906     953,148       1,009,906       56,758

The        Vanguard
 Vanguard   Total Bond
 Group      Market Portfolio     29        1,191,934      --          --           1,191,934          --
                                 31           --         458,943     458,387         458,943          556




                                                                  Form 11-K
                                                                    Page 25

Identity                                                                      Current Value
of Party                     Number of    Purchase      Sales      Cost of    on Transaction     Net
Involved     Description    Transactions    Price      Proceeds     Assets         Date       Gain/(Loss)
--------   ---------------  ------------  ----------  ----------  ----------  --------------  -----------

The        Vanguard
 Vanguard   Institutional
 Group      Index Fund           21        4,569,550      --          --           4,569,550       --
                                 31           --       1,377,129   1,182,879       1,377,129      194,250

The        Vanguard Index
 Vanguard   Trust - Small
 Group      Capitalization Fund   9        1,507,938      --          --           1,507,938       --
                                 12           --       1,284,992   1,180,953       1,284,992      104,039
























                                                                  Form 11-K
                                                                    Page 26


                             EXHIBIT INDEX


Exhibit
Number                                           Description
-------                              ----------------------------------

  23                                 Consent of Independent Accountants